Exhibit 12.1

MOMENTIVE SPECIALTY CHEMICALS INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Pro forma Year ended December 31, 2010	Year ended December 31,
		2010	2009	2008	2007	2006
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	$266	$243	$134	$(1,180)	$(11)	$(85)

Fixed Charges
Interest expensed and capitalized	284	277	227	303	310	245
Interest element of lease costs (1)	12	12	12	13	10	9
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	33

Total fixed charges	296	289	239	316	320	287
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	562	532	373	(864)	309	169
Ratio of earnings to fixed charges (2)	1.90	1.84	1.56	N/A	N/A	N/A

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(2)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $1,180, $11 and $118 for the years ended December 31, 2008, 2007 and 2006, respectively.